Filed by National Commerce Corporation

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: United Group Banking Company of Florida, Inc.

Commission File No.: 333-198219

** IMPORTANT INFORMATION **

** PLEASE RESPOND AS SOON AS POSSIBLE **

To:	Stockholders of United Group Banking Company of Florida, Inc.

Subject:	Cash Election Form for the Proposed Merger between United Group Banking Company of Florida, Inc. and National Commerce Corporation

Date:	November 12, 2014

As a stockholder of United Group Banking Company of Florida, Inc. (“United”), you recently should have received a joint proxy statement-prospectus dated October 28, 2014 (the “Joint Proxy Statement-Prospectus”) describing the proposed merger between United and National Commerce Corporation (“NCC”) and soliciting your approval of the merger at a special meeting of United stockholders to be held on December 9, 2014. In connection with the merger, you have the opportunity to elect to receive cash, shares of NCC common stock or a combination of cash and shares of NCC common stock in exchange for your shares of United common stock, as described in the Joint Proxy Statement-Prospectus. Any election to receive cash in the merger is subject to the limitations and related allocation and proration procedures that are described in the Joint Proxy Statement-Prospectus and set forth in the merger agreement between NCC and United. The merger of United and NCC is expected to occur on or about December 15, 2014, although it is still subject to the satisfaction of several conditions, including the approval of the merger by the United stockholders at the special meeting of stockholders to be held on December 9, 2014. A complete description of the merger is included in the Joint Proxy-Statement-Prospectus, which was previously provided to you.

Enclosed is a Cash Election Form (the “Cash Election Form”) that you must complete, sign and return to Broadridge Corporate Issuer Solutions, Inc. (the “Exchange Agent”), in order to make an election to receive cash for some or all of your shares of United common stock in the merger. The Cash Election Form includes instructions on how to properly make an election to receive cash in the merger. In order to be effective, the Cash Election Form must be received by the Exchange Agent no later than 5:00 p.m., Eastern Time, on Monday, December 8, 2014. Please follow the instructions provided in the Cash Election Form carefully. If a properly completed and signed Cash Election Form is not received in its entirety by the Exchange Agent prior to the election deadline, you will be deemed to have made an election to receive shares of NCC common stock in exchange for your United shares in the merger.

Do not send your United stock certificates to United, NCC or the Exchange Agent at this time. Shortly after completion of the merger, you will receive instructions as to how to exchange your United stock certificates for the merger consideration.

If you have any questions regarding the Cash Election Form, please call the Exchange Agent at (855) 449-0975.

Additional Information:

NCC has filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) to register the maximum number of shares of NCC common stock to be issuable to United’s stockholders in connection with the merger. The registration statement includes the Joint Proxy Statement-Prospectus regarding the merger, which was mailed to United and NCC stockholders on or about November 4, 2014. YOU ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT-PROSPECTUS (AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT-PROSPECTUS), BECAUSE SUCH DOCUMENTS CONTAIN IMPORTANT INFORMATION REGARDING THE MERGER. You may obtain free copies of these documents and other documents filed with the SEC on the SEC’s website at http://www.sec.gov. Stockholders may also obtain free copies of the documents filed by NCC with the SEC from NCC by contacting Lowell Womack at (205) 313-8147 or lwomack@nationalbankofcommerce.com.

ATTENTION UNITED STOCKHOLDERS

YOU SHOULD COMPLETE AND RETURN THIS CASH ELECTION FORM ONLY IF YOU WISH TO RECEIVE CASH FOR ALL OR SOME PORTION OF YOUR SHARES OF UNITED COMMON STOCK IN THE MERGER WITH NCC.

TO BE EFFECTIVE, THIS CASH ELECTION FORM MUST BE RECEIVED BY BROADRIDGE CORPORATE ISSUER SOLUTIONS, INC. (THE “EXCHANGE AGENT”) NO LATER THAN 5:00 P.M., EASTERN TIME, ON MONDAY, DECEMBER 8, 2014 (THE “ELECTION DEADLINE”).

IF YOU WISH TO RECEIVE ONLY SHARES OF NCC COMMON STOCK IN THE MERGER, YOU DO NOT NEED TO COMPLETE OR RETURN THIS CASH ELECTION FORM.

CASH ELECTION FORM

SHARES OF COMMON STOCK OF

UNITED GROUP BANKING COMPANY OF FLORIDA, INC.

PLEASE READ AND FOLLOW CAREFULLY THE

ACCOMPANYING INSTRUCTIONS

This cash election form is to be used in connection with the merger of United Group Banking Company of Florida, Inc. (“United”) with and into National Commerce Corporation (“NCC”), in accordance with the terms of the Agreement and Plan of Merger, dated as of June 6, 2014 (the “merger agreement”), by and between United and NCC. A copy of the merger agreement is included as Appendix A to the joint proxy statement-prospectus, dated October 28, 2014, relating to the merger. Extra copies of the joint proxy statement-prospectus will be made available to you upon request to the Exchange Agent at one of the addresses set forth below.

If your shares of United common stock are held in the name of a bank, broker or other nominee, do NOT use this cash election form. You must contact your bank, broker or other nominee in order to make your cash election.

A description of the cash consideration to be paid in the merger and the cash allocation procedures are included in the merger agreement and in the joint proxy statement-prospectus under the heading “THE MERGER AGREEMENT

– Election Procedures; Surrender of United Stock Certificates” at page 77. Shares of United common stock that are not exchanged for a cash payment will be converted into and exchanged for 0.057794 shares of NCC common stock (subject to certain exceptions and adjustments).

In summary, the merger agreement provides that, as a shareholder of United, you may elect to receive either $1.30 in cash or 0.057794 shares of NCC common stock for each share of United common stock that you own, subject to certain conditions, adjustments and limitations. Specifically, the merger agreement provides that the maximum aggregate amount of cash consideration payable in the merger will be $2,949,506.30, an amount referred to in this cash election form as the “maximum cash amount.” Because the amount payable in the merger is subject to the maximum cash amount and all United shareholders have equal rights to make a cash election, the number of shares for which you ultimately receive cash may be adjusted pursuant to the formula set forth in the merger agreement, as described in further detail below.

If the total amount of cash elections made by all holders of United common stock exceeds the maximum cash amount, then for each United shareholder electing cash, the number of shares subject to the cash election will be reduced to a number of shares equal to the product of (A) the number of shares for which that shareholder elected to receive cash on a duly submitted cash election form, and (B) a fraction, the numerator of which is 2,268,851 (the maximum number of United shares for which cash may be elected), and the denominator of which is the aggregate number of shares for which cash has been duly elected by all United shareholders. For each United shareholder, the number of United shares for which cash consideration is available after the adjustment described above will be converted into the right to receive cash, and all other shares will be converted into the right to receive shares of NCC common stock. Therefore, even if you make a cash election, there is no assurance that you will receive the total amount of cash you elected in exchange for all of the shares of United common stock for which you elected to receive cash.

If the total amount of cash elections is less than the maximum cash amount, then each share of United common stock for which cash has been elected will be converted into the right to receive $1.30 cash, and each remaining share of United common stock outstanding will be converted into the right to receive 0.057794 shares of NCC common stock.

If you wish to make a cash election with respect to any or all of your shares of United common stock in connection with the merger of United with and into NCC, you must (1) sign this cash election form in the space provided on page 8, and (2) mail or deliver the completed form to the Exchange Agent at one of the following addresses. In order to properly make a cash election, this entire cash election form must be received by the Exchange Agent prior to 5:00 p.m., Eastern Time, on Monday, December 8, 2014, the Election Deadline.

By hand:	By overnight courier:	By mail:

Broadridge Corporate Issuer Solutions, Inc. 51 Mercedes Way Edgewood, NY 11717	Broadridge Corporate Issuer Solutions, Inc. Attn: BCIS IWS 51 Mercedes Way Edgewood, NY 11717	Broadridge Corporate Issuer Solutions, Inc. Attn: Reorganization Department P.O. Box 1317 Brentwood, NY 11717

IF YOU WISH TO RECEIVE ONLY SHARES OF NCC COMMON STOCK IN THE MERGER, YOU DO NOT NEED TO COMPLETE OR RETURN THIS CASH ELECTION FORM.

EACH SHARE OF UNITED COMMON STOCK FOR WHICH YOU DO NOT ELECT TO RECEIVE CASH WILL AUTOMATICALLY BE CONVERTED INTO SHARES OF NCC COMMON STOCK, SUBJECT TO AND ACCORDING TO THE TERMS SET FORTH IN THE MERGER AGREEMENT WHEN AND IF THE MERGER IS COMPLETED.

IMPORTANT INFORMATION

The undersigned elects, as indicated herein, to have the specified number of the undersigned’s shares of United common stock converted at the effective time of the merger into cash consideration.

It is understood that the cash election is subject to the terms, conditions, and limitations set forth in the merger agreement and described in the joint proxy statement-prospectus.

CHECKS FOR THE CASH CONSIDERATION WILL NOT BE SENT UNTIL THE MERGER HAS BEEN COMPLETED AND THE EXCHANGE AGENT HAS RECEIVED CERTIFICATES REPRESENTING ALL OF YOUR SHARES OF UNITED COMMON STOCK AND ANY ADDITIONAL DOCUMENTS IT MAY REQUIRE. DO NOT SEND YOUR STOCK CERTIFICATES WITH THIS CASH ELECTION FORM.

NOTE: THE TAX CONSEQUENCES OF A CASH ELECTION TO A HOLDER OF UNITED COMMON STOCK VARY FROM THE TAX CONSEQUENCES OF NOT MAKING A CASH ELECTION. FOR INFORMATION ON THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF MAKING A CASH ELECTION, SEE “MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER” IN THE JOINT PROXY STATEMENT-PROSPECTUS. HOLDERS OF UNITED COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES OF THE MERGER TO SUCH HOLDERS, INCLUDING TAX REPORTING REQUIREMENTS AND TAX CONSEQUENCES UNDER STATE, LOCAL AND FOREIGN LAW.

IMPORTANT: TO BE EFFECTIVE, THIS ENTIRE CASH ELECTION FORM MUST BE RECEIVED BY THE EXCHANGE AGENT NO LATER THAN 5:00 P.M., EASTERN TIME, ON MONDAY, DECEMBER 8, 2014, THE “ELECTION DEADLINE.”

The Exchange Agent reserves the right to determine that the undersigned has not made a valid cash election if:

(a) the undersigned fails to make either a “Cash Election for All Shares” or a “Cash Election for Less than All Shares” in which the undersigned specifies the number of shares covered by the election,

(b) the undersigned fails to follow the instructions on this cash election form or otherwise fails to properly make a cash election,

(c) a completed cash election form is not received by the Exchange Agent by the Election Deadline, or

(d) the entire cash election form is not returned to the Exchange Agent.

You will not receive the merger consideration until the merger is completed and the Exchange Agent has received certificates representing all of your shares of United common stock and any additional documents it may require. Furthermore, no interest will accrue or be payable on the merger consideration, including the cash consideration.

Once the merger is completed, the Exchange Agent will send transmittal materials to all registered holders of United common stock. The transmittal materials will provide instructions regarding the submission of your United stock certificates and the issuance of the cash consideration and/or shares of NCC common stock in exchange therefor. The Exchange Agent will not issue any merger consideration to you until you have delivered to the Exchange Agent certificates representing all of your shares of United common stock and any additional documents that the Exchange Agent may require. PLEASE DO NOT SUBMIT ANY OF YOUR STOCK CERTIFICATES TO THE EXCHANGE AGENT UNTIL YOU RECEIVE THE TRANSMITTAL LETTER AFTER THE MERGER HAS BEEN COMPLETED.

Registered holders of United common stock who are nominees only may submit a separate election form for each beneficial holder for whom that registered holder is a nominee; provided, however, that at the request of NCC, such registered holder must certify to the satisfaction of NCC that the registered holder holds those shares as nominee for the beneficial owner(s) thereof. Each beneficial owner for whom a cash election form is submitted will be treated as a separate holder of United common stock, subject to the provisions concerning joint elections.

Completing and returning this cash election form does not have the effect of casting a vote with respect to the approval of the merger agreement and approval of the related transactions at the special meeting of United shareholders, nor does it satisfy any of the requirements for the assertion of dissenters’ rights, as described in the joint proxy statement-prospectus.

INSTRUCTIONS

This entire cash election form is to be completed and submitted to the Exchange Agent prior to the Election Deadline by those United shareholders desiring to make a cash election. Checks for the cash consideration will not be sent until the merger is completed and the Exchange Agent has received certificates representing all of your shares of United common stock and any additional documents it may require. No interest will accrue or be payable on the merger consideration, including the cash consideration.

1. Time in Which to Make a Cash Election. For a cash election to be validly made, the Exchange Agent must receive, at one of the addresses set forth in this cash election form, prior to the Election Deadline, this entire cash election form, properly completed and executed. Any shareholder whose cash election form is not so received will be deemed not to have made a cash election.

2. Change or Revocation of Cash Election. A United shareholder who has made a cash election may at any time prior to the Election Deadline change or revoke such shareholder’s cash election by submitting to the Exchange Agent a revised cash election form, properly completed and signed. If an election form is revoked and a replacement election form is not submitted prior to the Election Deadline, the shares of common stock represented by such election form will be deemed to have elected to receive shares of NCC common stock as consideration in the merger. After the Election Deadline, a holder of United common stock may not change or revoke his or her cash election.

3. Forms of Election by Nominees. Any registered holder of United common stock who is a nominee for more than one beneficial owner (provided, however, that shares of United common stock held in one account by joint owners will be deemed owned by one beneficial owner) must submit a separate cash election form for each distinct beneficial owner. Upon the request of NCC, such registered holder will be required to certify to the satisfaction of NCC that such registered holder holds those shares of United common stock subject to a cash election as nominee for the beneficial owner covered by such cash election form and for no other beneficial owner(s).

4. Delivery of Election Form. The properly completed and duly executed copy of this cash election form should be delivered to the Exchange Agent at one of the addresses set forth above.

The method of delivery of the cash election form is at the election and risk of the shareholder.

All questions as to the validity, form and eligibility of any cash election form will be determined by the Exchange Agent in its sole discretion, and such determination will be final and binding. Neither NCC nor the Exchange Agent is under any obligation to provide notification of any defects in any cash election. All cash elections will be considered in accordance with the terms and conditions of the merger agreement. If there is any inconsistency or conflict between this cash election form and the merger agreement, the merger agreement will control in all cases.

5. Signatures on Election Form. If this cash election form is signed by the registered holder of certificate(s), the signature must correspond exactly with the name written on the face of the certificate(s) without alteration, enlargement or any change whatsoever.

If the certificate(s) subject to this cash election is owned of record by two or more joint owners, all such owners must sign this cash election form.

If any shares are registered in different names on several certificate(s), it will be necessary to complete, sign and submit as many separate cash election forms as there are different registrations of certificates.

If this cash election form is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or others acting in a fiduciary or representative capacity, such persons must so indicate when signing, must give his or her full title in such capacity, and must provide evidence satisfactory to the Exchange Agent of his or her authority to so act. The Exchange Agent will not deliver the merger consideration until all instructions herein are complied with.

6. Stock Transfer Taxes. In the event that any transfer or other taxes become payable by reason of the payment of the merger consideration in any name other than that of the registered holder, such transferee or assignee must pay such tax to NCC or must establish to the satisfaction of NCC that such tax has been paid or is not applicable.

7. Voting Rights and Dividends. Holders of United common stock will continue to have the right to vote and to receive all dividends paid on all shares of United common stock until the merger becomes effective.

8. Information and Additional Copies. Information and additional copies of this cash election form may be obtained from the Exchange Agent by writing to the addresses set forth above or calling (855) 449-0975.

9. Non-Consummation of Merger. Consummation of the merger is subject to the approval of the shareholders of United and NCC and to the satisfaction of certain other conditions, including regulatory approvals. No payments of the merger consideration related to any surrender of the certificate(s) will be made prior to the consummation of the merger, and no payments of the merger consideration will be made to shareholders if the merger agreement is terminated. If the merger agreement is terminated, all cash elections will be void and of no effect.

10. Cash Election for Less than All Shares. In the event that you make a cash election for less than all of your shares of United common stock, the shares of United common stock with respect to which no cash election is made will, upon completion of the merger, be converted into shares of NCC common stock at the exchange ratio set forth above and described in the merger agreement and the joint proxy statement-prospectus.

COMPLETING AND RETURNING THIS CASH ELECTION FORM DOES NOT HAVE THE EFFECT OF CASTING A VOTE WITH RESPECT TO THE APPROVAL OF THE MERGER AGREEMENT AND APPROVAL OF THE RELATED TRANSACTIONS AT THE SPECIAL MEETING OF UNITED SHAREHOLDERS, NOR DOES IT ASSERT ANY DISSENTERS’ RIGHTS.

CASH ELECTION

            CASH ELECTION FOR ALL SHARES. The undersigned makes a cash election for all of his or her shares of United common stock. All such shares are identified on the next page and equal the number of “Total Shares.”

            CASH ELECTION FOR LESS THAN ALL SHARES. The undersigned makes a cash election for                     shares of United common stock. This cash election applies to fewer than all of his or her shares identified on the next page as “Total Shares.”

Check only one item on the left. If you wish to make a cash election for fewer than your total number of shares, you must check only the lower item and indicate in the blank the number of shares of United common stock as to which you are making a cash election. In no event may the number of shares entered in the lower item exceed the number of shares entered as the Total Shares on the next page. Please note that (as described above) because NCC has fixed the maximum amount of cash it will pay in the merger, there is no guarantee that you will receive cash for all of the shares of United common stock for which you have elected to receive cash, even if you made a proper cash election. The effects on the cash allocation procedures when total cash elections by all United shareholders are less than or greater than the aggregate amount of fixed cash consideration payable by NCC in the merger are described above and in the joint proxy statement-prospectus and are set forth in the merger agreement.

IF YOU WISH TO RECEIVE ONLY SHARES OF NCC COMMON STOCK IN THE MERGER, YOU DO NOT NEED TO COMPLETE OR RETURN THIS CASH ELECTION FORM.

DESCRIPTION OF SHARES OF UNITED COMMON STOCK

Name(s) and Address(es) of Registered Holder(s) (Print exactly as name appears on Certificate)	Certificate Number	No. of Shares Represented by Certificate

TOTAL SHARES

PLEASE LIST ALL OF YOUR SHARES OF UNITED COMMON STOCK, EVEN IF

YOU ARE ELECTING TO RECEIVE CASH CONSIDERATION IN EXCHANGE FOR

FEWER THAN ALL OF YOUR SHARES OF UNITED COMMON STOCK.

DO NOT SEND YOUR STOCK CERTIFICATES WITH THIS CASH ELECTION FORM.

SIGNATURE(S)

SIGN HERE:

Signature(s) of Registered Holder(s))

Must be signed by registered holder(s) exactly as name(s) appear(s) on such holder’s United stock certificate(s). If signed by an attorney, trustee, executor, administrator, guardian, officer or other person acting in a fiduciary or representative capacity, the capacity of the person should be indicated. (See Instruction 5.) Attach additional pages if necessary.

Date , 2014

Name(s)

(Please print)

Address(es)

Telephone Number(s)

Capacity (full title)